AB 3/12



13030574

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 4 - 2013
Washington DC 400

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Apple Lane Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2393 Main St.
(No. and Street)

Lancaster (City) MA (State) 01523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dayna Gart (617) 747-4299
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stowe & Degon LLC
(Name – *if individual, state last, first, middle name*)

95A Turnpike Road (Address) Westboro (City) MA (State) 01581 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14 KW

OATH OR AFFIRMATION

I, Dayna Gant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Apple Lane Group LLC, as of 12/31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



VIRGINIA M. POLLEY
Notary Public
Commonwealth of Massachusetts
My Commission Expires May 2, 2019

Signature

Managing Director

Title

Virginia M. Polley

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Apple Lane Group, LLC

*Financial Statements as of and for the
Year Ended December 31, 2012
and Independent Auditors' Reports*

APPLE LANE GROUP, LLC

TABLE OF CONTENTS

STOWE & DEGON LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Managing Director
Apple Lane Group, LLC
Lancaster, Massachusetts

We have audited the accompanying statement of financial condition of Apple Lane Group, LLC ("the Company") as of December 31, 2012, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Apple Lane Group, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

95A TURNPIKE ROAD • WESTBOROUGH, MASSACHUSETTS 01581
TELEPHONE (508) 983-6700 • FAX (508) 983-6701
www.stowedegon.com

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Stowe & Degon LLC

February 22, 2013

95A Turnpike Road • Westborough, Massachusetts 01581
Telephone (508) 983-6700 • Fax (508) 983-6701
www.stowedegon.com

APPLE LANE GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	36,833
Prepaid expenses and other current assets		4,613
Office and computer equipment, at cost, net of accumulated depreciation of $36,031		428
Total assets	$	41,874

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable and accrued expenses	$	6,279
Total liabilities		6,279
Member's Capital		35,595
Total liabilities and member's capital	$	41,874

See notes to financial statements.

APPLE LANE GROUP, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES	$ 373,473
OPERATING EXPENSES:	
Commissions	202,844
Broker dealer costs	8,572
Professional fees	21,452
Travel	44,276
Other operating expenses	83,414
Total operating expenses	360,558
INCOME FROM OPERATIONS	12,915
INTEREST INCOME	27
NET INCOME	$ 12,942

See notes to financial statements.

APPLE LANE GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2012

MEMBER'S CAPITAL, BEGINNING OF YEAR	$	36,567
NET INCOME		12,942
MEMBER DISTRIBUTIONS		(13,914)
MEMBER'S CAPITAL, END OF YEAR	$	35,595

See notes to financial statements.

APPLE LANE GROUP, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 12,942
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,262
Changes in operating assets and liabilities:	
Prepaid expenses and other current assets	(2,113)
Accounts payable and accrued expenses	4,636
Net cash provided by operating activities	17,727
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of loan to member	(500)
Member distributions	(13,914)
Net cash used in financing activities	(14,414)
NET INCREASE IN CASH	3,313
CASH, BEGINNING OF YEAR	33,520
CASH, END OF YEAR	$ 36,833

See notes to financial statements.

APPLE LANE GROUP, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

1. NATURE OF BUSINESS

Apple Lane Group, LLC ("the Company") was formed as a Massachusetts Limited Liability Company on November 13, 2003 and became a FINRA registered broker / dealer on June 1, 2004. The Company provides consulting services to senior level management of business entities and acts as a placement agent in the issuance of private placement securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – The Company receives private placement and consulting fees from a limited number of clients. Revenue is recognized as services are delivered provided that persuasive evidence of the arrangement exists, fees are fixed or determinable and collection is reasonably assured.

Office and Computer Equipment – Office and computer equipment are stated at cost. Major additions are capitalized, while repairs and maintenance are charged to expense. Assets are depreciated using the straight-line method over the estimated useful lives of the applicable assets.

Income Taxes – The Company is organized as a single member limited liability company and is not subject to federal or state income taxes. Income is taxable to the individual member. The Company recognizes in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not have any unrecognized tax benefits or accrued interest and penalties during the year ended December 31, 2012 and does not anticipate having any unrecognized tax benefits over the next twelve months. The Company is subject to audit by the IRS for tax periods commencing January 1, 2009.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure for contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Subsequent Events - The Company has evaluated all subsequent events through February 22, 2013, the date the financial statements were available to be issued.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $30,554, which was $26,554 in excess of its required net capital of $5,000. The Company's net capital ratio was .21 to 1.

4. EXEMPT PROVISIONS UNDER RULE 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k)(2)(i), as a broker/dealer who engages exclusively in providing consulting services to private equity funds and private placements of securities structured primarily as equity or debt of private equity funds.

* * * * * *

APPLE LANE GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

MEMBER'S CAPITAL	$	35,595
LESS NON-ALLOWABLE ASSETS:		
Prepaid expenses and other current assets		4,613
Office and computer equipment, net		428
Net capital	$	30,554
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	6,279
Loan to member		-
Total aggregate indebtedness	$	6,279
BASIC NET CAPITAL REQUIREMENT		
Minimum capital requirement	$	5,000
Excess net capital	$	25,554
Ratio: aggregate indebtedness to net capital		0.21

APPLE LANE GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

RECONCILIATION OF NET CAPITAL WITH COMPANY'S COMPUTATION
(Included in Part IIA, of Form X-17A-5 as of December 31, 2012)

NET CAPITAL AS REPORTED IN COMPANY'S FOCUS REPORT	$	30,554
NET AUDIT ADJUSTMENTS		-
NET CAPITAL PER ABOVE	$	30,554

STOWE & DEGON LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17(a)-5(g)(1)

To the Managing Director
Apple Lane Group, LLC
Lancaster, Massachusetts

In planning and performing our audit of the financial statements of Apple Lane Group, LLC (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

95A TURNPIKE ROAD • WESTBOROUGH, MASSACHUSETTS 01581
TELEPHONE (508) 983-6700 • FAX (508) 983-6701
www.stowedegon.com

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stowe & Degon LLC

February 22, 2013

95A Turnpike Road • Westborough, Massachusetts 01581
Telephone (508) 983-6700 • Fax (508) 983-6701
www.stowedegon.com

STOWE & DEGON LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO SIPC ASSESSMENT RECONCILIATION

To the Managing Director
Apple Lane Group, LLC
Lancaster, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Apple Lane Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Apple Lane Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Apple Lane Group, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stowe & Degon LLC

February 22, 2013

95A TURNPIKE ROAD • WESTBOROUGH, MASSACHUSETTS 01581
TELEPHONE (508) 983-6700 • FAX (508) 983-6701
www.stowedegon.com